Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 13, 2011

To:

From:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman of the Board and Chief Executive Officer
(Code: 6460, Listed on First Section of TSE)
Contact:	Koichiro Ueda,
General Manager of Group Representative Office and Group Communication Office
(Phone No: 03-6215-9955)
From:	TAIYO ELEC Co., Ltd.
Name of Representative:	Eriko Sato,
President and Representative Director
(Code: 6429, Listed on JASDAQ)
Contact:	Masahiko Watanabe,
Corporate Officer and General Manager of Administration
(Phone No: 052-502-9222)

Notice Concerning the Conversion of TAIYO ELEC Co., Ltd. into a Wholly Owned Subsidiary of Sammy Corporation, a Wholly Owned Subsidiary of SEGA SAMMY HOLDINGS INC.

A resolution has been reached at each of the board meetings of SEGA SAMMY HOLDINGS INC. (“SEGA SAMMY”), Sammy Corporation, a wholly owned subsidiary of SEGA SAMMY (“SAMMY”), and TAIYO ELEC Co., Ltd., a subsidiary of SAMMY (“TAIYO ELEC”), held today (May 13, 2011) to conduct an exchange of shares involving common stock of SEGA SAMMY as consideration (the “Share Exchange”) in order to convert TAIYO ELEC into a wholly owned subsidiary of SAMMY, which will become the wholly owning parent of TAIYO ELEC. The Share Exchange will be conducted pursuant to an agreement to exchange shares that has been executed between SAMMY and TAIYO ELEC (the “Share Exchange Agreement”). The details are discussed below.

The Share Exchange is to be conducted after TAIYO ELEC obtains approval for the Share Exchange Agreement from its shareholders at an ordinary general meeting scheduled to be held on June 21, 2011. SAMMY has this day (May 13, 2011) obtained the approval for the Share Exchange Agreement from its shareholder at an extraordinary general meeting by means of a written resolution pursuant to Article 319(1) of the Companies Act of Japan.

Prior to the effective date of the Share Exchange (planned to be August 1, 2011), TAIYO ELEC plans to delist its ordinary shares from the JASDAQ market of the Osaka Securities Exchange (“JASDAQ”). This delisting is scheduled to take place on July 27, 2011 (with a final trading date of July 26, 2011).

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Further Details:

1.	Purposes of Conversion of Company into a Wholly Owned Subsidiary through the Share Exchange

Since the time of the business integration of SEGA CORPORATION (“SEGA”) and SAMMY in October 2004, the SEGA SAMMY group has strived to grow its business with the group management objective of solidifying its presence within the expansive entertainment sector as a “Comprehensive Entertainment Company”.

On December 1, 2010 SEGA SAMMY converted Sammy NetWorks Co., Ltd., SEGA TOYS CO., LTD. and TMS ENTERTAINMENT, LTD., which were listed subsidiaries, into wholly owned subsidiaries with the aim of strengthening its competitiveness as a “Comprehensive Entertainment Company” and consolidated the group structure, achieving an effective synergy of our management resources within the group. The Share Exchange will further reinforce the management structure of the group and promote the maximization of group earning power by converting TAIYO ELEC, the sole listed subsidiary in the SEGA SAMMY group, into a wholly owned subsidiary.

TAIYO ELEC develops pachinko machines and pachislot machines that emphasize highly original game play that is ahead of its time and reflects the latest available information, and lavish productions featuring visuals, audio effects and the like, and has built a base of operations in the modern pachinko and pachislot machine industry. In March 2007 TAIYO ELEC entered into a business and capital alliance with SAMMY, thereby reinforcing its operational and management base and becoming more competitive in the pachinko and pachislot machine industry by employing consoles made by SAMMY, exchanging personnel and the like. However, due to a pattern of weak consumption and continued downward trends in the number of players of pachinko and pachislot machines, the pachinko and pachislot machine industry environment is expected to continue to be challenging. Further, while competition among pachinko halls for customers continues to intensify, pachinko halls are tending to purchase new pachinko and pachislot machines expected to attract customers with popular themes and game playability.

In such an external environment, we think there is an urgent need for SAMMY and TAIYO ELEC to maximize business synergies between them by strengthening their business ties. However, because TAIYO ELEC is currently a listed company having general shareholders, there were challenges involved in intensifying these ties, such as the time that had to be taken to reconcile interests between SAMMY and TAIYO ELEC in such endeavors as the joint development of products, reduction of manufacturing costs and exchanges of skilled developers. We have determined that, to overcome these challenges, and for TAIYO ELEC to continue to expand its business through the development of more efficient and inventive pachinko and pachislot machines, the company needs to deepen its connections with SAMMY and take full advantage of business operations that are integrated with the SEGA SAMMY group by implementing the Share Exchange. Also, given the importance of having a multi-brand strategy, we have decided to employ the method of conversion into a wholly owned subsidiary through an exchange of shares so that TAIYO ELEC may maintain its own brand.

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As a specific example of such a business alliance, we think that a robust TAIYO ELEC brand can be established in the pachinko and pachislot machines market by improving TAIYO ELEC’s pachinko and pachislot machine development capability through measures such as personnel exchanges involving highly skilled pachinko and pachislot developers, leveraging the substantial intellectual property of the SEGA SAMMY group and joint development involving integrated technologies, in addition to the exchange of personnel from management and sales departments and sharing of certain components that have been conducted thus far. Also, from a production perspective, manufacturing costs are expected to fall further as a result of increased sharing of components, joint purchasing and other measures.

Further, TAIYO ELEC is expected to gain additional financial and management stability through the Share Exchange. This should be very significant for the business of this company, which will continue to require the development of new machines.

TAIYO ELEC is to be delisted as a result of the Share Exchange, but it is planned that SAMMY and TAIYO ELEC will maintain their respective brands following the Share Exchange and play a part in the multi-brand strategy for the pachinko and pachislot machine business. The delisting of TAIYO ELEC is expected to alleviate concerns relating to the short-term fluctuations in business performance of TAIYO ELEC, and enable strategic investment and business development from a medium- to long-term perspective that aims for the maximization of group profitability for the SEGA SAMMY group. Therefore, we think that the Share Exchange should deliver significant benefits in terms of achieving sustainable growth for TAIYO ELEC, and consequently enhance the corporate value of the SEGA SAMMY group as well.

Also, it has been determined that common shares of SEGA SAMMY will be the consideration in the Share Exchange, and common shares in an amount necessary for such purpose will be allotted to SAMMY through SEGA SAMMY’s disposal of SEGA SAMMY treasury stock given that, among other things, (1) the minority shareholders of TAIYO ELEC will continue to be offered liquidity with respect to their shares, (2) there will be a shared opportunity to benefit from synergies resulting from the Share Exchange and (3) pursuant to the group strategy, it is necessary to maintain a wholly owned parent/subsidiary relationship between SAMMY and SEGA SAMMY.

The SEGA SAMMY group intends to continue to strengthen its base of operations, achieve sustainable increases in corporate value and make more certain that SEGA SAMMY group will fulfill its management vision that “By providing entertainment filled with dreams and excitement to people throughout the world, we will strive to enrich our society and culture.” We thereby intend to satisfy the expectations of both our shareholders and society at large.

2.	Overview of the Share Exchange

(1)	Schedule

Record date for ordinary general meeting of shareholders (TAIYO ELEC)	March 31, 2011
Meetings of boards of directors to pass resolution approving the Share Exchange Agreement (SEGA SAMMY, SAMMY, TAIYO ELEC)	May 13, 2011
Execution of the Share Exchange Agreement (SAMMY, TAIYO ELEC)	May 13, 2011
Extraordinary general meeting of shareholders to approve the Share Exchange Agreement (SAMMY)	May 13, 2011
Ordinary general meeting of shareholders to approve the Share Exchange Agreement (TAIYO ELEC)	June 21, 2011 (tentative)
Final trading date (TAIYO ELEC)	July 26, 2011 (tentative)
Date of delisting (TAIYO ELEC)	July 27, 2011 (tentative)
Effective date of the Share Exchange	August 1, 2011 (tentative)

(Note 1) If necessary, the schedule for the Share Exchange may be changed if so agreed between SAMMY and TAIYO ELEC during the course of the Share Exchange, or if necessary for any other reason. Moreover, the terms and conditions of the Share Exchange and/or other content of the Share Exchange Agreement may be amended or the Share Exchange Agreement may be cancelled by discussion and agreement between SAMMY and TAIYO ELEC if, between the date of execution of the Share Exchange Agreement and the effective date of the Share Exchange, any material change to the financial condition or management of SEGA SAMMY, SAMMY or TAIYO ELEC occurs as a result of a natural disaster or calamity, or an event occurs or is discovered that will constitute a material impediment to the execution of the Share Exchange, or if it has otherwise become difficult to achieve the objectives of the Share Exchange.

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(2)	Method of the Share Exchange

By operation of the Share Exchange, in which the common stock of SEGA SAMMY is to be the consideration, SAMMY will become the wholly owning parent of TAIYO ELEC, which will become SAMMY’s wholly owned subsidiary. The Share Exchange is to be conducted after TAIYO ELEC obtains approval for the Share Exchange Agreement from its shareholders at an ordinary general meeting scheduled to be held on June 21, 2011. SAMMY has today (May 13, 2011) obtained the approval for the Share Exchange Agreement from its shareholder at an extraordinary general meeting by means of a written resolution pursuant to Article 319(1) of the Companies Act of Japan. The effective date of the Share Exchange is scheduled to be August 1, 2010.

(3)	Allotments in Connection with the Share Exchange

	SEGA SAMMY (wholly owning parent of SAMMY, the wholly owning parent)	TAIYO ELEC (wholly owned subsidiary)
Allotments in Connection with the Share Exchange	1	0.40
Number of Shares of Stock to be Delivered in the Share Exchange	Common stock of SEGA SAMMY: 4,423,660 shares (tentative)

(Note 1) Share Allotment Ratios

SAMMY will furnish 0.40 shares of common stock of SEGA SAMMY per share of common stock of TAIYO ELEC, provided that SAMMY will not allot shares in the Share Exchange in connection with shares that SAMMY holds, consisting of 11,623,100 shares of common stock of TAIYO ELEC. Such allotments may be changed through discussion and agreement between SAMMY and TAIYO ELEC if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

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(Note 2) Number of Shares of Stock, Etc., to be Delivered in the Share Exchange

SAMMY plans to deliver 4,423,660 shares of common stock of SEGA SAMMY (with fractions of less than one share being discarded) through the Share Exchange. The total number of shares to be delivered in this Share Exchange has been calculated on the basis of 11,059,152 shares for all common shares issued and outstanding of TAIYO ELEC (excluding shares of common stock in TAIYO ELEC that SAMMY holds and shares of treasury stock that TAIYO ELEC holds), as of March 31, 2011.

TAIYO ELEC plans to retire all of the treasury stocks held by TAIYO ELEC (including any treasury stocks that TAIYO ELEC purchases in connection with any stock buyback request from opposing shareholders, as prescribed in Article 785(1) of the Companies Act of Japan, that is exercised at the time of the Share Exchange) immediately prior to the acquisition by SAMMY pursuant to the Share Exchange of all issued shares of TAIYO ELEC (excluding shares of common stock of TAIYO ELEC held by SAMMY). Such retirement will be made by a resolution of the board of directors of TAIYO ELEC at a board meeting to be held no later than the day before the effective date of the Share Exchange. As of March 31, 2011, TAIYO ELEC holds 151,496 treasury stocks.

The number of shares of common stock of SEGA SAMMY that will be delivered as a result of the Share Exchange may differ from the above depending on, for example, the number of treasury stock that are to be actually retired by TAIYO ELEC.

SAMMY plans to acquire common shares of SEGA SAMMY by subscribing to treasury stock disposed of by SEGA SAMMY. For details thereof, please refer to the “Notice Concerning the Disposal of Treasury Stock by Third-Party Allotment to a Subsidiary (Holding of Shares in a Parent Company by a Subsidiary Pursuant to Article 800 of the Companies Act of Japan)” publically released by SEGA SAMMY today (May 13, 2011).

(Note 3) Overview of Company Issuing Shares as Consideration in the Share Exchange

See 5. below.

(Note 4) Matters concerning the Conversion of Consideration

{1}	Market on which consideration is traded	First Section of the Tokyo Stock Exchange
{2}	Agents for trading	Domestic traders of financial instruments (securities companies) act as agents for trading in common stock of SEGA SAMMY.
{3}	In cases where there are restrictions on the transfer of consideration or other dispositions, the details of such restrictions	N/A
{4}	If the approval, etc. of a third party is required to transfer or exercise rights in the consideration, the name and address of the person granting such approval, etc. and other procedures necessary to obtain such approval, etc.	N/A
{5}	If the consideration has a market price, items relating to that price	The average closing price of the common stock of SEGA SAMMY on the First Section of the Tokyo Stock Exchange for the six month period ending on the business day immediately prior to the day of the announcement of the Share Exchange is JPY 1,583.
{6}	If refund is possible through the acquisition of treasury stock, the redemption of shares or other similar procedure, items concerning such method	N/A

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(Note 5) Treatment of Shares of Less Than a Trading Unit

All shareholders that come to hold shares of less than a single trading unit (i.e., 100 shares) of SEGA SAMMY (hereinafter “odd-lot shares”) in association with the Share Exchange may participate in any of the following programs in connection with shares of SEGA SAMMY. Odd-lot shares cannot be purchased or sold on a financial instruments exchange:

(i)	Buyback program for odd-lot shares (sale of units of less than 100 shares)

Under this program instituted pursuant to Article 192(1) of the Companies Act of Japan, any holder of odd-lot shares of SEGA SAMMY may require that SEGA SAMMY buy back the odd-lot shares held by the shareholder.

(ii)	Top-up purchase program for odd-lot shares (top-up purchase of less than 100 shares)

Under this program instituted pursuant to Article 194(1) of the Companies Act of Japan and the articles of incorporation of SEGA SAMMY, any holder of odd-lot shares of SEGA SAMMY may require that SEGA SAMMY sell the number of shares to such holder which, together with the odd-lot shares that the holder holds, will amount to a trading unit of SEGA SAMMY.

(Note 6) Treatment of Fractions of Less Than a Single Share

In association with the Share Exchange, instead of fractional shares of common stock of less than a single share of SEGA SAMMY being allotted to shareholders of TAIYO ELEC, SAMMY will deliver funds in an amount equivalent to the amount that results from multiplying the market price of one common share of SEGA SAMMY by said fractions (with any fraction of less than one Japanese yen in the total being rounded up to the nearest whole Japanese yen). The phrase “the market price of one common share of SEGA SAMMY” means the closing price of regular trades on the Tokyo Stock Exchange, Inc. of common shares of SEGA SAMMY for the trading day preceding the effective date of the Share Exchange (or, if there is no such closing price available for the relevant preceding trading day, then the closing price for the most recent trading day preceding the effective date for which such closing price exists).

(4)	Treatment of Share Options and Bonds with Share Options in Connection with the Share Exchange

TAIYO ELEC has not issued any share options or bonds with share options.

3.	Basis for Calculating Allotments in Connection with the Share Exchange

(1)	Basis for and Circumstances Surrounding Calculations

(a)     Reason that the consideration is not shares of the wholly owning parent in the Share Exchange

SAMMY and TAIYO ELEC selected common shares of SEGA SAMMY, the wholly owning parent of SAMMY, to be the consideration for the Share Exchange after considering factors that include the following: (i) if shares of common stock of SAMMY, an unlisted company, were used as consideration, the minority shareholders of TAIYO ELEC would be acquiring illiquid shares, (ii) delivering common shares of SEGA SAMMY instead of cash as consideration enables minority shareholders of TAIYO ELEC to share in the opportunity to benefit from synergy gains arising out of the Share Exchange, and (iii) it is necessary for the SEGA SAMMY group to maintain the wholly owning parent and subsidiary relationship between SEGA SAMMY and SAMMY.

(b)     Basis for and Circumstances Surrounding Calculations

In order to achieve fairness and appropriateness in the share exchange ratios used for the Share Exchange, it was decided that SAMMY and TAIYO ELEC would each invite an independent institution to perform the calculations. SAMMY selected Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., (“Mitsubishi UFJ Morgan Stanley”) and TAIYO ELEC selected SMBC Nikko Securities Inc. (“SMBC Nikko”) to perform such calculations.

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Mitsubishi UFJ Morgan Stanley analyzed the share exchange ratio by calculating the value of SEGA SAMMY and TAIYO ELEC shares, respectively, based upon the results of the historical share exchange ratio analysis, comparable companies analysis, and discounted cash flow analysis (“DCF Analysis”) methodologies. The historical share exchange ratio analysis used the closing share prices of SEGA SAMMY on the Tokyo Stock Exchange and TAIYO ELEC on the Osaka Securities Exchange as of May 11, 2011 (“Record Date”) and average closing share prices during each of the one (1) month and three (3) month periods prior to and including the Record Date.

The results from the analysis are as follow (The calculation range for the share exchange ratios obtained from each calculation methodologies, assuming that the value of one share of SEGA SAMMY is one.):

Valuation Methodologies	Share Exchange Ratio Range
Historical Share Exchange Ratio Analysis	0.27–0.33
Comparable Companies Analysis	0.28-0.42
DCF Analysis	0.24-0.47

In deriving the share exchange ratio ranges set forth above, Mitsubishi UFJ Morgan Stanley assumed and relied on, without independent verification, the accuracy and completeness of the information that was publicly available or that had been supplied or otherwise made available to them by SEGA SAMMY, SEGA SAMMY’s major subsidiaries and TAIYO ELEC. In addition, Mitsubishi UFJ Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities including off-balance assets or liabilities and contingent liabilities of SEGA SAMMY, SEGA SAMMY’s major subsidiaries or TAIYO ELEC, nor were they furnished with any such valuations or appraisals. With respect to financial projections, Mitsubishi UFJ Morgan Stanley assumed that the financial projections had been reasonably prepared on bases reflecting the best then-available estimates and judgments of the respective managements of SEGA SAMMY and TAIYO ELEC of the future financial performance of SEGA SAMMY and TAIYO ELEC. The analysis made by Mitsubishi UFJ Morgan Stanley reflected the above information and other relevant factors as of May 11, 2011.

SMBC Nikko conducted its calculations for each of SEGA SAMMY and TAIYO ELEC by using the market value method, similar companies comparison method and discounted cash flow method (the “DCF Method”). For the market value method, May 11, 2011 is the record date, and the simple averages of its closing prices on the Osaka Securities Exchange over the one-month period and the three-month period preceding such record date were used for TAIYO ELEC, while the simple averages of its closing prices on the Tokyo Stock Exchange over the one-month period and the three-month period preceding such record date were used for SEGA SAMMY.

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The calculation range for the share exchange ratios obtained from each calculation method, assuming that the value of one share of SEGA SAMMY is one, is as follows.

Valuation Methodologies	Share Exchange Ratio Range
Market Value Method	0.26-0.34
Similar Companies Comparison Method	0.46-0.61
DCF Method	0.30-0.66

In calculating the share exchange ratios, SMBC Nikko has as a general rule used, as-is, such things as information provided to it by TAIYO ELEC and SEGA SAMMY and publically available information, and assumed that this data, information and the like is entirely accurate and complete and that there exist no circumstances that have not been disclosed to SMBC Nikko that would have a material impact upon the calculations of the share exchange ratios. It has not made an independent study of the accuracy or completeness thereof. In connection with the relevant assets or liabilities (including contingent liabilities) of SEGA SAMMY, TAIYO ELEC or any of their affiliates, SMBC Nikko has also not made an independent assessment, appraisal or evaluation (including evaluation and/or analysis of individual assets and individual liabilities) and has not requested an appraisal or evaluation from any independent institution. Moreover, it has been assumed that the financial projections of TAIYO ELEC, SEGA SAMMY and their affiliates referenced in the relevant calculations have been reasonably prepared and produced pursuant to the best forecasts and judgments that could be obtained from each such company at this time. The calculations of the share exchange ratios made by Nikko SMBC are based on information and economic conditions existing as of May 11, 2011. The results of the calculations of the share exchange ratios submitted by SMBC Nikko do not constitute an opinion as to the fairness of the share exchange ratios used in the Share Exchange.

There are no fiscal years for which large-scale profit increases or decreases are contemplated in the profit plans submitted by SEGA SAMMY to Mitsubishi UFJ Morgan Stanley and SMBC Nikko as the basis for calculations under DCF Analysis and the DCF Method. However, in the profit plans submitted by TAIYO ELEC to Mitsubishi UFJ Morgan Stanley and SMBC Nikko, there are fiscal years for which large-scale profit increases or decreases are contemplated, starting with the March 2011 period. This is because, as described in Section 1. “Purposes of Conversion of Company into a Wholly Owned Subsidiary through the Share Exchange” above, although it is forecast that the challenging business environment will continue, the number of units sold is expected to increase and profitability to expand for pachinko and pachislot machines thanks to management and sales capabilities being strengthened through exchanges with SAMMY of management and sales staff, and costs are expected to be further reduced through streamlining strategies that include the sharing of components with SAMMY, leading to improved business performance.

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After having comprehensively considered the results of analysis of the calculation ranges for the share exchange ratio derived using each of the valuation methodologies as submitted by the third-party valuation companies described above, and given that the resolutions relating to the share exchange ratio would be heavily based on such results, SAMMY and TAIYO ELEC initiated discussions and negotiations in order to decide upon a share exchange ratio that would advance the interests of the shareholders of SEGA SAMMY and TAIYO ELEC to the maximum extent possible.

Over the course of negotiations, TAIYO ELEC proposed a ratio to SAMMY that exceeded the ranges calculated pursuant to the historical share exchange ratio analysis and the market value method. In response, SAMMY conducted in good faith an investigation of the financial condition, profit forecasts, share exchange ratios previously used in comparable transactions, dividend levels and the like for each company, and made a proposal to TAIYO ELEC that reflected the enhanced group corporate value to result from, among other things, the realization of synergies resulting from the Share Exchange, and sincere discussions and negotiations between the two companies continued. This eventually resulted in the adopting of a resolution by the board of directors of each company at a board of directors meeting held this day (May 13, 2011) setting a share exchange ratio for the Share Exchange within a range that overlaps the ranges calculated pursuant to the DCF Analysis and the DCF Method and exceeds the ranges calculated pursuant to the historical share exchange ratio analysis and the market value method.

(2)	Relationships with Institutions Performing Calculations

Neither Mitsubishi UFJ Morgan Stanley nor SMBC Nikko is a related party of any of SEGA SAMMY, SAMMY or TAIYO ELEC, and neither has a material relationship of interest requiring disclosure in connection with the Share Exchange.

(3)	Expectations and Cause of Delisting

As stated in 1. above, the final objective of the Share Exchange is not the delisting the common shares of TAIYO ELEC. However, as a result of the Share Exchange, SAMMY will become the wholly owning parent of TAIYO ELEC on August 1, 2011, the effective date of the Share Exchange. Consequently, the shares of common stock of TAIYO ELEC, which will become a wholly owned subsidiary of SAMMY, will be delisted on July 27, 2011 in accordance with the delisting criteria stipulated by JASDAQ, on which they are listed (the final trading date is scheduled to be July 26, 2011 (a Tuesday)). Following delisting, shares of common stock of TAIYO ELEC may not be traded on any financial instruments exchange.

Following the delisting of TAIYO ELEC, common shares in SEGA SAMMY that will be allotted to the shareholders of TAIYO ELEC under the Share Exchange are listed on the First Section of the Tokyo Stock Exchange and therefore can be traded on a financial instruments exchange starting on the effective date of the Share Exchange. We therefore believe that shareholders in TAIYO ELEC who respectively hold at least 250 shares of common stock of TAIYO ELEC will continue to enjoy liquidity in their shares, since they will receive an allotment of at least 100 shares of common stock of SEGA SAMMY (the trading unit of common stock of SEGA SAMMY shares) under the Share Exchange.

Shareholders who hold fewer than 250 common shares of TAIYO ELEC will receive an allotment of fewer than 100 shares in SEGA SAMMY (the trading unit of common stock of SEGA SAMMY shares), and consequently will not be able to sell these odd-lot shares on a financial instruments exchange. Nevertheless, such shareholders may take advantage of the buyback program as well as the top-up purchase program for odd-lot shares of SEGA SAMMY. Please see 2.(3)(Note 5) above regarding the details of these programs.

Please also see 2.(3)(Note 6) above regarding treatment in the event that an allotment of less than one share is received in connection with the Share Exchange.

Shareholders of TAIYO ELEC will continue to be able to trade in their own shares common stock of TAIYO ELEC through (tentatively) July 26, 2011, the final day of trading.

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(4)	Actions to Achieve Fairness

As of today (May 13, 2011), SAMMY holds about 51% of the shareholder voting rights of TAIYO ELEC. Consequently, in order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, SAMMY retained Mitsubishi UFJ Morgan Stanley as an independent institution to calculate the share exchange ratios set forth in (1) above. Using the results of these calculations, SAMMY conducted negotiations and discussions with TAIYO ELEC, and SAMMY’s board of directors resolved today (May 13, 2011) to implement the Share Exchange using the share exchange ratios set forth in 2.(3) above.

In order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, TAIYO ELEC has retained SMBC Nikko as an independent institution to calculate the share exchange ratios set forth in (1) above. Using the results of these calculations, TAIYO ELEC conducted negotiations and discussions with SAMMY, and the board of directors of TAIYO ELEC resolved today (May 13, 2011) to implement the Share Exchange using the share exchange ratios set forth in 2.(3) above.

Neither SAMMY nor TAIYO ELEC has received any opinion from Mitsubishi UFJ Morgan Stanley or SMBC Nikko, respectively, regarding the fairness of the share exchange ratios (i.e., a fairness opinion).

SAMMY has appointed Mori Hamada & Matsumoto as its legal advisor, while TAIYO ELEC has appointed Soga Uryu & Itoga (“SUI”) as its legal advisor, with each of SAMMY and TAIYO ELEC receiving legal advice concerning, among other things, appropriate procedures and responses in connection with the Share Exchange.

(5)	Measures to Avoid Conflicts of Interest

As of today (May 13, 2011), SAMMY holds about 51% of the shareholder voting rights of TAIYO ELEC, meaning that TAIYO ELEC constitutes a subsidiary of SAMMY. In order to avoid conflicts of interest, TAIYO ELEC directors Makoto Takahashi, Tetsuya Fukushima and Hitoshi Nishida, who are also employees of SAMMY, did not participate in deliberations or voting in connection with the Share Exchange at the meeting of the board of directors of TAIYO ELEC held today (May 13, 2011). Moreover, among auditors of TAIYO ELEC, auditor Kichitaro Mukai, who also serves as an auditor of SAMMY, did not attend the deliberations. With the exception of the three individuals noted above, all directors of TAIYO ELEC were present at the meeting of the board of directors, as were the three auditors of TAIYO ELEC (two of whom are outside auditors) other than the one excepted above, and the directors present resolved unanimously to execute the Share Exchange Agreement. Moreover, the above three auditors expressed the opinion that the resolution of the board of directors to execute the Share Exchange Agreement be approved. Further, none of the directors or auditors of TAIYO ELEC also serve as officers or employees of SEGA SAMMY, the wholly owning parent company of SAMMY.

As set forth in (4) above, SAMMY has appointed Mori Hamada & Matsumoto as its legal advisor, while TAIYO ELEC has appointed SUI as its legal advisor, with each of SAMMY and TAIYO ELEC receiving legal advice concerning, among other things, appropriate procedures and responses in connection with the Share Exchange.

Moreover, as set forth in 9. below, on May 12, 2011, TAIYO ELEC received from SUI, which is not an interested party in respect of the controlling shareholder, an opinion stating that the implementation by TAIYO ELEC of procedures to become a wholly owned subsidiary of SAMMY under the Share Exchange will not disadvantage minority shareholders.

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4.	Overview of Companies that are Parties to the Share Exchange (as of March 31, 2011)

(1)	Name	Sammy Corporation (Wholly Owning Parent in Share Exchange)		TAIYO ELEC Co., Ltd. (Wholly Owned Subsidiary in Share Exchange)

(2)	Address	1-1 Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo		125 Miyoricho, Nishi-ku, Nagoya-shi, Aichi-ken

(3)	Title and Name of Representative	President, Representative Director and Chief Operating Officer Keishi Nakayama		President and Representative Director Eriko Sato

(4)	Description of Business	Manufacture and sales of pachinko machines, pachislot machines, ball arranging machines, mahjong ball machines and related equipment		Development, manufacture and sales of pachinko machines, pachislot machines and ball arranging machines

(5)	Capitalization	JPY 18.221 billion		JPY 5.125 billion

(6)	Date of Establishment	November 1, 1975		July 11, 1973

(7)	Total Number of Shares Issued and Outstanding	84,658,430 shares		22,833,748 shares

(8)	Settlement Date	March 31st		March 31st

(9)	Numberof Employees	1,153 persons		282 persons

(10)	Main Customers and Suppliers	Major pachinko halls throughout Japan, etc.		Major pachinko halls throughout Japan, etc.

(11)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation		The Daisan Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Nagoya, Ltd.

(12)	Major Shareholders and Shareholding Percentages	SEGA SAMMY HOLDINGS INC.	100.00%	Sammy Corporation	50.90%
				Eriko Sato	11.50%
				Sun Spirit Co., Ltd.	9.07%
				Shoji Sato	4.25%
				Manami Sato	2.03%
				Aki Miyake	1.53%
				Teruko Sato	1.04%
				The Daisan Bank, Ltd.	0.97%
				TAIYO ELEC Employees’ Shareholding Association	0.67%
				Taiyo Elec Co., Ltd.	0.66%

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(13)	Relationships among Party Companies

Capital Relationships	SAMMY owns 11,623,100 common shares of TAIYO ELEC (50.90% of the total shares issued and outstanding)

Personal Relationships	Three of the employees of SAMMY also serve as a director of TAIYO ELEC. One auditor of SAMMY also serves as an outside auditor of TAIYO ELEC. Further, 45 employees of SAMMY are seconded to TAIYO ELEC and one employee of TAIYO ELEC is seconded to SAMMY.

Transactional Relationships	TAIYO ELEC outsources the development of some of its products to SAMMY and purchases some of its components from SAMMY.

Relevant Facts Concerning Related Parties	TAIYO ELEC is a subsidiary of SAMMY, and constitutes a related party.

(14)	Management and Financial Performance over the Immediately Preceding Three Years

	SAMMY (Wholly Owning Parent in Share Exchange) (Non-consolidated)			TAIYO ELEC (Wholly Owned Subsidiary in Share Exchange) (Non-consolidated)
Settlement Date	March 2009	March 2010	March 2011	March 2009	March 2010	March 2011
Net assets	94,366	105,149	108,328	11,340	14,895	17,042
Total assets	187,620	173,697	192,911	17,841	22,814	23,326
Net assets per share (JPY)	1,114.68	1,242.04	1,279.59	499.97	656.69	751.35
Net Sales	136,542	134,489	187,055	14,307	24,190	26,688
Operating income	11,217	23,531	55,874	405	3,773	3,600
Ordinary income	15,773	23,701	55,415	474	3,776	3,628
Net income	9,001	18,177	31,106	410	3,640	2,503
Net income per share (JPY)	106.32	214.71	367.43	18.05	160.49	110.37
Dividends per share (JPY)	89.28	329.57	—	5	15	15

Note	1: in millions of yen; except where otherwise noted
Note	2: Dividends per share for SAMMY for for the fiscal year ending March 2011 have not yet been determined.

5.	Overview of Companies Issuing Shares as Consideration in the Share Exchange (as of March 31, 2011)

(1)	Name	SEGA SAMMY HOLDINGS INC.

(2)	Address	Shiodome Sumitomo Building 9-2 Higashi-Shimbashi 1-chome Minato-ku, Tokyo

(3)	Title and Name of Representative	Chairman of the Board and Chief Executive Officer Hajime Satomi

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(4)	Description of Business	Group management and administration as well as incidental businesses, as the holding company of a comprehensive entertainment company group

(5)	Capitalization	JPY 29.953 billion

(6)	Date of Establishment	October 1, 2004

(7)	Total Number of Shares Issued and Outstanding	266,229,476 shares

(8)	Settlement Date	March 31st

(9)	Number of Employees	6,000 persons (consolidated)

(10)	Main Customers and Suppliers	Sammy Corporation, SEGA CORPORATION

(11)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Percentages	Hajime Satomi	16.36%
		Mellon Bank, N.A. Treaty Clients Omnibus	6.80%
		SEGA SAMMY HOLDINGS INC.	5.44%
		FSC Co., Ltd.	5.32%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.92%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.00%
		State Street Bank – West Pension Fund Clients – Exempt	1.67%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.23%
		Morgan Stanley and Company Inc.	1.10%
		Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	1.10%

(13)	Relationships among Party Companies

	Capital Relationships	SEGA SAMMY owns 84,658,430 common shares of SAMMY (100.00% of the total shares issued and outstanding). Through SAMMY, SEGA SAMMY indirectly owns 11,623,100 common shares of TAIYO ELEC (50.90% of the total shares issued and outstanding).

	Personal Relationships	Three of the directors and one of the employees of SEGA SAMMY also serve as directors of SAMMY, while one of the auditors of SEGA SAMMY also serves as an outside auditor of SAMMY. Further, 15 employees of SEGA SAMMY are seconded to SAMMY and 31 employees of SAMMY are seconded to SEGA SAMMY. There are no personal relationships between SEGA SAMMY and TAIYO ELEC that require mention here.

	Transactional Relationships	There are no relevant relationships between SEGA SAMMY and TAIYO ELEC that require mention here.

	Relevant Facts Concerning Related Parties	SAMMY and TAIYO ELEC are consolidated subsidiaries of SEGA SAMMY, and constitute related parties.

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(14)	Management and Financial Performance over the Immediately Preceding Three Years

Settlement Period	SEGA SAMMY (Consolidated)
	March 2009	March 2010	March 2011
Net assets	242,532	256,770	285,461
Total assets	423,938	423,161	458,624
Net assets per share (JPY)	882.47	937.80	1,093.23
Net sales	429,194	384,679	396,732
Operating income	8,363	36,712	68,750
Ordinary income	6,636	35,925	68,123
Net income	(22,882)	20,269	41,510
Net income per share (JPY)	(90.83)	80.46	163.19
Dividends per share (JPY)	30	30	40

6.	Status Following the Share Exchange

(1)	Name	Sammy Corporation (Wholly Owning Parent in Share Exchange)

(2)	Address	1-1 Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo

(3)	Title and Name of Representative	President, Representative Director and Chief Operating Officer Keishi Nakayama

(4)	Description of Business	Manufacture and sales of pachinko machines, pachislot machines, ball arranging machines, mahjong ball machines and related equipment

(5)	Capitalization	JPY 18.221 billion

(6)	Settlement Date	March 31st

(7)	Net Assets	To be determined

(8)	Total Assets	To be determined

7.	Summary of Accounting

The Share Exchange constitutes, out of transactions, etc., under common control, an additional acquisition of shares of a subsidiary by SAMMY from minority shareholders of TAIYO ELEC. It is expected that goodwill (or negative goodwill) will appear in the consolidated financial statements of SEGA SAMMY in association with the Share Exchange, but at present, no determination has been made as to the amount of goodwill (or negative goodwill) that will be generated.

8.	Future Prospects

TAIYO ELEC is already a consolidated subsidiary of SEGA SAMMY, so the Share Exchange is expected to have only a minimal impact on the performance of SEGA SAMMY, both on a consolidated and non-consolidated basis.

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9.	Matters Concerning Transactions, Etc. among Controlling Shareholders

The Share Exchange constitutes a transaction (or similar activity) with a controlling shareholder for TAIYO ELEC.

TAIYO ELEC believes that it has not been the subject of any interference from SAMMY, which is TAIYO ELEC’s parent, or any of the companies in SAMMY’s group in respect of the conduct of business activities of TAIYO ELEC, and recognizes that it will retain a certain degree of independence. Moreover, TAIYO ELEC engages in transactions with SAMMY and other companies in the group using the same standards that are used in transactions with other companies, and is not subject to any restrictions as a result of its capital affiliation.

TAIYO ELEC retains independence of management with respect to the Share Exchange as described above and furthermore has taken measures to ensure fairness and avoid conflicts of interest in accordance with the actions set forth in items 3.(4) and 3.(5) above, and consequently, it has determined that the Share Exchange is consistent with the “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc., with a Controlling Shareholder” of TAIYO ELEC.

The “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc., with a Controlling Shareholder” set forth in the Corporate Governance Report disclosed by TAIYO ELEC on March 25, 2011 state the following:

“Transactions with controlling shareholders are not subject to any de facto restrictions, but are engaged in pursuant to agreements and at market prices similar to such in respect of transactions with other transaction partners, ensuring fair trading.”

On May 12, 2011, TAIYO ELEC obtained an opinion from SUI, which is not an interested party in respect of the controlling shareholder, stating that the procedures by which TAIYO ELEC will become a wholly owned subsidiary of SAMMY as a result of the Share Exchange will not disadvantage TAIYO ELEC minority shareholders. This opinion was given based on a comprehensive review by SUI determining that, among other things, given that TAIYO ELEC investigated the purposes of the Share Exchange from the perspective of whether the Share Exchange would improve its own value and given the findings of such investigation, it is not unreasonable to believe that the Share Exchange will help to improve the value of TAIYO ELEC, that substantive negotiations of the share exchange ratio have been conducted based on an evaluation of share value by SMBC Nikko, which is a third party institution engaged in the business of such evaluations that is independent from TAIYO ELEC and SAMMY, and that the shareholding ratio determined as a result thereof adds a premium to the market price of the shares of TAIYO ELEC and, in addition to TAIYO ELEC shareholders receiving the opportunity to benefit from the increase in corporate value of the SEGA SAMMY group by continuing to hold the shares of SEGA SAMMY, they have the opportunity to sell their shares on the market at a suitable price.

End

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(Reference)            Projected consolidated performance of SEGA SAMMY during the current period (portion announced on May 13, 2011), and consolidated performance in the previous period.

(Unit: JPY 1 million)

	Sales	Operating income	Ordinary income	Net income
Projected performance for the current period (March 2012)	450,000	60,000	59,000	33,000
Performance in the previous period (March 2011)	396,732	68,750	68,123	41,510

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